James F. Fulton, Jr.

(650) 843-5103

fultonjf@cooley.com

August 18, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. David L. Orlic
Ms. Katherine Wray

Re:	Veraz Networks, Inc.
Form S-3 Registration Statement
Registration File No. 333-163908

Ladies and Gentlemen:

On behalf of our client, Veraz Networks, Inc. (the “Company”), we hereby withdraw the Company’s request that the Securities and Exchange Commission cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective. The Company instead intends to file an Amendment No. 3 to the Registration Statement and will seek acceleration of effectiveness thereafter.

Please do not hesitate to contact me at (650) 843-5103 if you have any questions regarding this matter.

Very truly yours,

By:	/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

cc:	Eric C. Schlezinger, Veraz Networks, Inc.